SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 5*
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                             WANG LABORATORIES, INC.
                            (Name of Subject Company)

GETRONICS NV                                         GETRONICS ACQUISITION, INC.
                                    (Bidders)

   Common Stock, par value $0.01 per share (including the associated rights)
                4 1/2% Series A Cumulative Convertible Preferred
                        Stock, par value $0.01 per share
            6 1/2% Series B Cumulative Convertible Preferred Stock,
                           par value $0.01 per share
      Depositary Shares (each representing a 1/20th interest in a share of
            6-1/2% Series B Cumulative Convertible Preferred Stock)
                         Common Stock Purchase Warrants
                          Special Common Stock Warrant
                         (Title of Class of Securities)

Common Stock: 93369N109                Depositary Shares: 93369N208, 93369N604
Series A Preferred Stock: N/A          Common Stock Purchase Warrants: 93369N117
Series B Preferred Stock: N/A          Special Common Stock Warrant: N/A
                      (CUSIP Number of Class of Securities)

                               S.A. van Maasakker
                                  Getronics NV
                                   Donauweg 10
                                1043 AJ Amsterdam
                                 The Netherlands
                               011-31-20-586-1412

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:
                               John M. Reiss, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200
---------------
*    Constituting the final amendment to the Schedule 14D-1.

SCHEDULE 14D-1

CUSIP No. Common Stock: 93369N109
          Series A Preferred Stock: N/A
          Series B Preferred Stock: N/A
          Depositary Shares: 93369N208, 93369N604
          Common Stock Purchase Warrants: 3369N117
          Special Common Stock Warrant: N/A


--------  ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Getronics NV
--------  ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  (   )
          (b)  (   )
--------  ----------------------------------------------------------------------
3.        SEC USE ONLY
--------  ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
               BK; WC
--------  ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f) (   )
--------  ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
--------  ----------------------------------------------------------------------
7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<F1>
--------  ----------------------------------------------------------------------
8.        CHECK IF THE AGGREGATE AMOUNT IN ROW(7) EXCLUDES CERTAIN SHARES (   )
--------  ----------------------------------------------------------------------
9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)<F1>
--------  ----------------------------------------------------------------------
10.       TYPE OF REPORTING PERSON
               CO
--------  ----------------------------------------------------------------------

<F1> Getronics  NV may  be  deemed  to be  the  beneficial  owner  of the  Offer
     Securities reported herein through its ownership of all the outstanding shares of common stock of Getronics Acquisition, Inc. Such Offer Securities are not included above to avoid double counting.

SCHEDULE 14D-1

CUSIP No. Common Stock: 93369N109
          Series A Preferred Stock: N/A
          Series B Preferred Stock: N/A
          Depositary Shares: 93369N208, 93369N604
          Common Stock Purchase Warrants: 93369N117
          Special Common Stock Warrant: N/A



--------  ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Getronics Acquisition, Inc.
--------  ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) (   )
          (b) (   )
--------  ----------------------------------------------------------------------
3.        SEC USE ONLY
--------  ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
               AF
--------  ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f) (   )
--------  ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------  ----------------------------------------------------------------------
7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Common Stock: 48,037,898
               Series A Preferred Stock: 90,000
               Depositary Shares: 1,773,002<F1>
               Common Stock Purchase Warrants: 4,045,188<F2>
               Special Common Stock Warrant: 1<F3>
--------  ----------------------------------------------------------------------
8.        CHECK IF THE AGGREGATE AMOUNT IN ROW(7) EXCLUDES CERTAIN SHARES (   )
--------  ----------------------------------------------------------------------
9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               Common Stock: 98.1%<F4>
               Series A Preferred Stock: 100%<F5>
               Depositary Shares: 76.5%<F1><F6>
               Common Stock Purchase Warrants: 56.1%<F2><F7>
               Special Common Stock Warrant: 100%<F3><F8>
--------  ----------------------------------------------------------------------
10.       TYPE OF REPORTING PERSON
           CO
--------  ----------------------------------------------------------------------

<F1> Each Depositary  Share  represents a 1/20th interest in a share of Series B
     Preferred Stock.

<F2> Each Common Stock  Purchase  Warrant  represents  the right to purchase one share of Common Stock.

<F3> The Special Common Stock Warrant  represents the right to purchase  213,675 shares of Common Stock.

<F4> Based on total outstanding  shares of Common Stock of 48,970,484 as of June
     7, 1999, according to the Company's transfer agent.

<F5> Based on total outstanding  shares of Series A Preferred Stock of 90,000 as of June 7, 1999, according to the Company's transfer agent.

<F6> Based on total  outstanding  Depositary  Shares of  2,317,647 as of June 7,
     1999, according to the Company's transfer agent.

<F7> Based on total  outstanding  Common Stock Purchase Warrants of 7,204,758 as of June 7, 1999, according to the Company's transfer agent.

<F8> Based on one  outstanding  Special Common Stock Warrant as of June 7, 1999,
     according to the Company's transfer agent.

     This amendment No. 5 amends and supplements the Schedule 14D-1 filed on May 10, 1999, as amended (the "Schedule 14D-1"), relating to the offer by Getronics Acquisition, Inc., a company organized under the laws of Delaware and a wholly-owned subsidiary of Getronics NV, a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Amsterdam, to purchase for cash (i) all of the issued and outstanding shares of common stock (including the associated rights), par value $0.01 per share (the "Common Stock"), of Wang Laboratories, Inc., a company organized under the laws of Delaware (the "Company"), at a price of $29.25 per share, net to the seller in cash, without interest thereon, (ii) all of the issued and outstanding shares of 4 1/2% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") of the Company, at a price of $1,271.73 per share, net to the seller in cash, without interest thereon, (iii) all of the issued and outstanding shares of 6 1/2% Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock") of the Company, at a price of $1,101.71 per share, net to the seller in cash, without interest thereon, (iv) all of the issued and outstanding depositary shares, each representing a 1/20th interest in a share of Series B Preferred Stock (the "Depositary Shares") of the Company, at a price of $55.05 per share, net to the seller in cash, without interest thereon, (v) all of the issued and outstanding warrants (other than the Special Common Stock Warrant) to purchase shares of Common Stock (the "Common Stock Purchase Warrants") of the Company, at a price of $7.80 per Common Stock Purchase Warrant, net to the seller in cash, without interest thereon and (vi) the issued and outstanding warrant to receive a certain number of shares of Common Stock upon exercise thereof (the "Special Common Stock Warrant") of the Company, at a price of $6,250,000, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 1999 (the "Offer to Purchase"), and in the related Letters of Transmittal and Notices of Guaranteed Delivery. This amendment No. 5 constitutes the final amendment to the Schedule 14D-1.

Item 6.  Interest in Securities of the Subject Company.

     Item 6(a) and (b) are hereby amended to add at the end thereof the following:

     The Offer expired as scheduled at 12:00 midnight, New York City time, on Monday, June 7, 1999. Based on preliminary information provided by the Depositary, a total of 48,037,898 shares of Common Stock (including 1,098,828 shares of Common Stock subject to guarantees of delivery), 90,000 shares of Series A Preferred Stock, 1,773,002 Depositary Shares (including 25,997 Depositary Shares subject to guarantees of delivery), 4,045,188 Common Stock Purchase Warrants (including 38,497 Common Stock Purchase Warrants subject to guarantees of delivery) and the one outstanding Special Common Stock Warrant have been validly tendered pursuant to the Offer. The 48,037,898 shares of Common Stock and warrants to purchase 4,258,863 shares of Common Stock represent approximately 92.7% of all shares of Common Stock outstanding or issuable upon exercise of warrants. The 90,000 shares of Series A Preferred Stock represent 100% of all shares of Series A Preferred Stock outstanding. The 1,773,002 Depositary Shares represent approximately 76.5% of all shares of Series B Preferred Stock.

     Subsequent to the issuance of the press release referred to in Item 10(f) hereof, Parent and the Purchaser have been informed by the Company's transfer agent that the number of issued and outstanding shares of Common Stock and of Common Stock Purchase Warrants as of June 7, 1999, the date of the expiration of the Offer, was 48,970,484 and 7,204,758, respectively. Accordingly, the percentage of shares of Common Stock plus warrants that were tendered pursuant to the Offer is 92.7% and not 90.7%, as reported in the press release.

     Subject to (i) receipt of a decision from the European Commission that the purchase of the Offer Securities pursuant to the Offer was, and the merger of the Purchaser with and into the Company is, compatible with the common market (which decision, although no assurances can be given, is expected to be received not later than June 17, 1999) and (ii) satisfaction of the requirements of the Delaware General Corporations Law ("DGCL") at the relevant time, Parent intends to cause the Purchaser to merge with and into the Company pursuant to a "short form" merger under the DGCL, resulting in the Company becoming a wholly-owned subsidiary of Parent. In the merger, each share of outstanding Common Stock, each share of Series B Preferred Stock and each Common Stock Purchase Warrant (other than Offer Securities held by Parent, the Company or any of their subsidiaries and Offer Securities with respect to which appraisal rights are exercised under Delaware law) will be converted into the rights to receive, respectively, $29.25 per share of Common Stock, $1,101.17 per share of Series B Preferred Stock and $7.80 per Common Stock Purchase Warrant, each in cash and without interest.

Item 10.  Additional Information.

     Item 10(f) is amended by adding at the end thereof the following:

     On June 8, 1999, Parent issued a press release announcing that the Offer had expired at 12:00 midnight, New York City time, on Monday, June 7, 1999. A copy of the press release is attached hereto as Exhibit (a)(14) and is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding the following:

     (a)(14)     Press Release dated June 8, 1999, issued by Parent.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 9, 1999                             GETRONICS NV

                                                 By:/s/ J.L. Docter
                                                    ----------------------------
                                                 Name:   J.L. Docter
                                                 Title:  Chief Financial Officer

Dated:  June 9, 1999                             GETRONICS ACQUISITION, INC.

                                                 By:/s/ J.L. Docter
                                                    ----------------------------
                                                 Name:   J.L. Docter
                                                 Title:  Treasurer